                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13d-1(a) AND
                        AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)


                               CUMULUS MEDIA INC.
                               ------------------
                                (Name of Issuer)



                 Class A Common Stock, par value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)



                                    231082108
                                 --------------
                                 (CUSIP Number)



                                 Terrence Leahy
                                CML Holdings, LLC
                            111 East Kilbourn Avenue
                                   Suite 2700
                               Milwaukee, WI 53202
                                  414-615-2800
                     --------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)



                                  June 30, 1998
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box / /.


                               Page 1 of 10 Pages

                                  SCHEDULE 13D



-------------------                                         ------------------
CUSIP No. 231082108                                         Page 2 of 10 Pages
-------------------                                         ------------------

------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                   CML Holdings, LLC
------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                       (b) / /
------------------------------------------------------------------------------
     3       SEC USE ONLY

------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                                   00
------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           / /
------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Delaware
------------------------------------------------------------------------------
                               7      SOLE VOTING POWER

                                                  1,647,422
                             -------------------------------------------------
                               8      SHARED VOTING POWER
        NUMBER OF
         SHARES                                   None
      BENEFICIALLY           -------------------------------------------------
          OWNED                9      SOLE DISPOSITIVE POWER
         BY EACH
        REPORTING                                 1,647,422
       PERSON WITH           -------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                                   None
------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,647,422
------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       / /
------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   17.5%
------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
                                   00
------------------------------------------------------------------------------


                               Page 2 of 10 Pages

                                  SCHEDULE 13D



-------------------                                         ------------------
CUSIP No. 231082108                                         Page 3 of 10 Pages
-------------------                                         ------------------

------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                   QUAESTUS Management Corporation
------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                       (b) / /
------------------------------------------------------------------------------
     3       SEC USE ONLY

------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                                   00
------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                / /
------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Delaware
------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

                                                   437,313
                             -------------------------------------------------
                              8      SHARED VOTING POWER
        NUMBER OF
         SHARES                                    1, 647,422
      BENEFICIALLY           -------------------------------------------------
          OWNED               9      SOLE DISPOSITIVE POWER
         BY EACH
        REPORTING                                  437,313
       PERSON WITH           -------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                                   1,647,422
------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,084,735
------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       / /
------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   21.1%
------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                                   CO
------------------------------------------------------------------------------


                               Page 3 of 10 Pages

                                  SCHEDULE 13D



-------------------                                         ------------------
CUSIP No. 231082108                                         Page 4 of 10 Pages
-------------------                                         ------------------

------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                   Richard W. Weening
------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) / /
                                                                       (b) / /
------------------------------------------------------------------------------
     3       SEC USE ONLY

------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                                   00
------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                                / /
------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                                   United States
------------------------------------------------------------------------------
                              7      SOLE VOTING POWER

                                                   None
                             -------------------------------------------------
        NUMBER OF             8      SHARED VOTING POWER
         SHARES
      BENEFICIALLY                                 1,396,772
          OWNED              -------------------------------------------------
         BY EACH              9      SOLE DISPOSITIVE POWER
        REPORTING
       PERSON WITH                                 None
                             -------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                                   1,396,772
------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   1,396,772
------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                       / /
------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   15.2%
------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

                                   IN
------------------------------------------------------------------------------


                               Page 4 of 10 Pages

                                  Schedule 13D

              This statement on Schedule 13D filed on behalf of the Reporting Persons specified below pursuant to Section 13(d) of the Securities Exchange Act of 1934.

Item i.       Security and Issuer.

              The class of equity securities to which this statement on Schedule 13D relates is the Class A Common Stock, $.01 par value (the "Class A Common Stock"), of Cumulus Media Inc., a Delaware corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 111 East Kilbourn Avenue, Suite 2700, Milwaukee, WI 53202.


Item ii.       Identity and Background.

              (i) CML Holdings, LLC, a Delaware limited liability company ("CML"), QUAESTUS Management Corporation, a Delaware corporation ("QMC") and Richard W. Weening, the controller stockholder of QMC, are the reporting persons pursuant to this Schedule 13D (the "Reporting Persons"). The managing member of CML is QMC. The directors of QMC are Richard W. Weening, Terrence Leahy and Charles Wright. The officers of QMC are Charles Wright (President and Chief Executive Officer) and Terrence Leahy (Vice President).

              (ii) The principal business address for each of the Reporting Persons and the directors and officers of QMC other than Charles Wright is 111 East Kilbourn Avenue, Suite 2700, Milwaukee, WI 53202. The principal business address for Charles Wright is 11740 North Port Washington Road, Mequon, WI 53092.

              (iii) The principal business occupation of Richard W. Weening is the Executive Chairman and Treasurer of the Issuer. The principal business occupation of Terrence Leahy is the Secretary and General Counsel of the Issuer. The principal business of the Issuer is radio broadcasting and the address of the Issuer is 111 East Kilbourn Avenue, Suite 2700, Milwaukee, WI 53202. The principal business occupation of Charles Wright is Chairman of the Fall River Group. The principal business of the Fall River Group is brass foundry. The principal business address of the Fall River Group is 11740 North Port Washington Road, Mequon, WI 53092.

              (iv) During the last five years, none of the Reporting Persons (including the officers and directors of QMC) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (v) During the last five years, none of the Reporting Persons (including the officers and directors of QMC) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

              (vi) CML is a Delaware limited liability company. QMC is a Delaware corporation. Richard W. Weening and all other directors and officers of QMC are citizens of the United States.


                               Page 5 of 10 Pages

Item iii.       Source and Amount of Funds or Other Consideration.

              On April 24, 1997, CML acquired 7,200 Class B Preferred Shares of Cumulus Media, LLC, a Wisconsin limited liability company ("Media LLC"), in exchange for all of the outstanding capital stock of Caribbean Communications Company Limited, a corporation organized under the laws of Montserrat ("CCC"). The value of CCC shares given as consideration for the Class B Preferred Shares was $7,200,000.

              CML acquired 621.67 Class A Preferred Shares of Media LLC on November 17, 1997 and 621.67 Class A Preferred Shares on January 21, 1998 for an aggregate purchase price of $2,000,000.

              During 1997, QMC acquired 2,346 shares of common stock of Media LLC as managing member of Media LLC.

              On March 28, 1998, Cumulus Holdings, Inc., an Illinois corporation and a wholly-owned subsidiary of Media LLC, amended its articles of incorporation to change its name to Cumulus Media Inc. On June 25, 1998, the Registration Statements on Forms S-1 and 8-A registering 7,598,572 shares of Class A Common Stock of the Issuer in an initial public offering (the "IPO") became effective. On June 30, 1998, Media LCC exchanged all 1,000 shares of outstanding common stock of the Issuer for 176,932 shares of Class A Common Stock, 9,955,416 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), and 2.376,277 shares of Class C Common Stock par value $.01 per share (the "Class C Common Stock"). Media LLC was liquidated and such shares were distributed to Media LLC's members in liquidation. In liquidation, CML received 1,647,422 shares of Class C Common Stock and QMC received 437,313 shares of Class C Common Stock. The Class C Common Stock is convertible to Class A Common Stock on a 1-for-1 basis, at the option of the holder and subject to prior governmental approval.


Item iv.       Purpose of Transaction.

                      The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes; the Reporting Person may acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock reported herein.


Item v.       Interest in Securities of the Issuer.

                      (i) CML, QMC and Richard W. Weening beneficially own an aggregate of 1,647,422, 2,084,735 and 1,396,772 shares of Class A Common Stock, respectively, constituting 17.5%, 21.1% and 15.2%, respectively, of the total class. All of such shares are subject to a right to acquire pursuant to the conversion of Class C Common Stock to Class A Common Stock.

                      (ii) 1) CML has sole voting power and dispositive power as to 1,647,422 shares of Class A Common Stock.

                            2) QMC has sole voting power and dispositive power
as to 437,313 shares of Class A Common Stock, and as the manager of CML, shares voting and dispositive power as to the 1,647,422 shares of Class A Common Stock held by CML.


                               Page 6 of 10 Pages

                            3) Richard Weening, as the controlling stockholder
of QMC, has shared voting power and dispositive power as to 1,396,772 of the shares of Class A Common Stock beneficially owned by CML. Because he owns 67% of the outstanding capital stock of QMC, Mr. Weening beneficially owns 67% of the 2,084,735 shares beneficially owned by QMC.

                      (iii) Upon the consummation of the IPO, Richard Weening was granted 1,000,690 options to purchase shares of Class C Common Stock. Since such options are not exercisable within 60 days of the date hereof, the shares of Class A Common Stock underlying the exercise of the options and the conversion of Class C Common Stock are not beneficially owned by Mr. Weening. Other than as described in the preceeding sentence and in Item 3 above, none of the Reporting Persons has effected any transactions in shares of Class A Common Stock during the past 60 days.

                      (iv) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Class A Common Stock beneficially owned by the Reporting Persons.

                      (v) Not applicable.


Item vi. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                      (i) NationsBanc Capital Corporation, a Texas corporation and a holder of Class B Common Stock ("NBCC"), the Issuer and all of the holders of the Class C Common Stock entered into a Voting Agreement dated June 30, 1998, (the "Voting Agreement"). The following is a summary description of other principal terms of the Voting Agreement applicable to CML, QMC, and Richard Weening and is subject to and qualified in its entirety by reference to the Voting Agreement listed in Item 7 and filed as an exhibit to this Schedule 13(d). The Voting Agreement, executed concurrently with the consummation of the IPO, provides that the holders of Class C Common Stock will elect the person designated by NBCC as the Class C Director in the event of certain circumstances set forth in Item 6(d) below.

                      (ii)      Registration Rights Agreement.

                      The Company entered into a Registration Rights Agreement dated June 30, 1998 (the "Registration Rights Agreement") with NBCC, the State of Wisconsin Investment Board, Heller Equity Capital Corporation, CML and The Northwestern Mutual Life Insurance Company (collectively, excluding CML, the "Other Shareholders"). The following description of the Registration Rights Amendment is subject to and qualified in its entirety by reference to the Registration Rights Agreement, which has been listed in Item 7 and filed as an exhibit to this Schedule 13D. CML and the Other Shareholders have been granted the right one or more times to require the Company to file one or more registration statements, subject to the requirements of the Registration Rights Agreement, with the Securities and Exchange Commission (the "Commission") registering the shares held by them. CML and the Other Shareholders of the Company have been granted the right, subject to certain restrictions, to require the Company to include shares held by them in any registration statements filed by the Company with the Commission, subject to certain limited exceptions. The Company has agreed to pay certain expenses relating to any registration of shares effected pursuant to the Registration Rights Agreement and to indemnify the parties thereto against certain liabilities in connection with any such registration.


                               Page 7 of 10 Pages

                      (iii)      Lock-Up Agreement.

                      In connection with the IPO, the Company, its directors, certain officers of the Company and certain of the shareholders of the Company each entered into a lock-up agreement dated June 30, 1998 with the underwriters participating in such offering. Each of the Company, its directors, certain officers of the Company and certain shareholders have agreed, subject to certain conditions, not to directly or indirectly, offer for sale, sell, pledge or otherwise dispose of, any shares of Class A Common Stock (or any securities convertible into or exercisable or exchangeable for shares of Class A Common Stock) or enter into any swap or other derivatives transaction that transfers any economic benefits of such Class A Common Stock for a period of 180 days after the date of the offering, without the prior written consent of such underwriters.

                      (iv)      Amended and Restated Articles of Incorporation.

                      On June 30, 1998, in connection with the Reorganization, the Company filed its amended and restated articles of incorporation ("articles of incorporation"). The articles of incorporation of the Company provide, among other things, that, all actions submitted to a vote of the Company's shareholders are voted on by holders of Class A Common Stock and Class C Common Stock, voting together as a single class. Holders of Class B Common Stock are not entitled to vote, except with respect to the following corporate actions (collectively, "Fundamental Actions"): (i) any proposed amendment to the Company's articles of incorporation or by-laws; (ii) any proposed merger, consolidation or other business combination, or sale, transfer or other disposition of all or substantially all of the assets of the Company; (iii) any proposed voluntary liquidation, dissolution or termination of the Company; and
(iv) any proposed transaction resulting in a change of control and except as set forth below. The affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class C Common Stock, voting together as a single class, and the affirmative vote of the holders of a class, are required to approve any Fundamental Action; provided that such voting rights will cease with respect to such holder of Class B Common Stock and the shares of Class B Common Stock held by such holder shall not be included in determining the aggregate number of shares outstanding for voting purposes, upon the failure of any such holder (together with its affiliates) to beneficially own at least 50% of the shares held by such holder immediately prior to the consummation of the IPO.

                      In addition, so long as NBCC (together with its affiliates) continues to own not less than 50% of the shares of the Common Stock held by NBCC immediately prior to the consummation of the IPO and upon a final order by the Federal Communications Commission ("FCC") that the granting of the right to NBCC to designate a director to the Board of Directors of the Company pursuant to the Voting Agreement will not result in such holders' interest being "attributable" under applicable FCC rules, (a) the holders of the Class C Common Stock will be entitled to elect a director, which director shall be the NBCC designee (the "Class C Director") to the Board of Directors of the Company and
(b) the Company may not take any of the following actions without the unanimous vote of the Board of Directors (including the Class C Director): (i) enter into any transaction with any affiliate of the Company or amend or otherwise modify any existing agreement with any affiliate of the Company other than transactions with affiliates which are on terms no less favorable to the Company than the Company would obtain in a comparable arm's-length transaction with a person not an affiliate of the Company and which are approved, after the disclosure of the terms thereof, by vote of the majority of the Board of Directors (provided, that any director which is an interested party or an affiliate of an interested party will not be entitled to vote and will not be included in determining whether a majority of the Board of Directors has approved the transaction); (ii) issue any shares of Class B Common Stock or Class C Common Stock of the Company; (iii) acquire (by purchase or otherwise) or sell,


                               Page 8 of 10 Pages
transfer or otherwise dispose of assets having a fair market value in excess of 10% of the Company's shareholders' equity as of the last day of the preceding fiscal quarter for which financial statements are available; or (iv) amend, terminate or otherwise modify any of the foregoing classes (i) through (iii) or this clause (iv) or any provision governing the voting or conversion rights of the Class B Common Stock or the Class C Common Stock.

                      The articles of incorporation of the Company provide that, so long as NBCC (together with its affiliates) continues to own not less than 50% of the shares of the Company's Common Stock held by NBCC immediately prior to the consummation of the IPO, the Company may not, so long as the NBCC designee is not a director, take any action with respect to the actions described above without the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, voting separately as a class.

                      The articles of incorporation also provide that the Board of Directors will be required to consider in good faith any bona fide offer from any third party to acquire any stock or assets of the Company and to pursue diligently any transaction determined by the Board of Directors in good faith to be in the best of interests of the Company's shareholders.

                      The above description of the Company's articles of incorporation is subject to and qualified in its entirety by reference to the articles of incorporation of the Company listed in Item 7 and filed as an exhibit to this Schedule 13D.

Item vii.       Material to be Filed as Exhibits.

                      (i) Voting Agreement dated June 30, 1998, by and among NBCC, the Company, QMC, DBBC of Georgia, LLC, CML, Richard Weening and Lewis W. Dickey, Jr.

                      (ii) Registration Rights Agreement dated June 30, 1998, by and among the Company, NBCC, Heller Equity Capital Corporation, CML, The State of Wisconsin Investment Board and The Northwestern Mutual Life Insurance Company.

                      (iii) Articles of Incorporation of Cumulus Media Inc. dated June 30, 1998.

                      (iv) Joint Filing Agreement dated July 9, 1998, by and among CML, QMC and Richard W. Weening.


                               Page 9 of 10 Pages

                                    SIGNATURE


                      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                      KNOW ALL MEN BY THESE PRESENTS that each entity whose signature appears below constitutes and appoints Richard W. Weening and Terrence Leahy and each of them, as such person's true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for such person and in such person's name, place and stead, in any way and all capacities to sign any and all amendments to this Schedule 13D and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.


Dated: July 10, 1998


                                 CML HOLDINGS, LLC


                                 By QUAESTUS Management Corporation,
                                    its Manager


                                 By: /s/ Terrence Leahy
                                     --------------------------------
                                     Name: Terrence Leahy
                                     Title: Vice President


                                 QUAESTUS MANAGEMENT
                                 CORPORATION


                                 By: /s/ Terrence Leahy
                                     --------------------------------
                                     Name: Terrence Leahy
                                     Title: Vice President


                                     /s/ Richard W. Weening
                                     --------------------------------
                                     Richard W. Weening


                               Page 10 of 10 Pages